Exhibit 99.1

SOLOWIN HOLDINGS Announces New Trading Symbol “AXG”

Hong Kong, October 9, 2025 (GLOBE NEWSWIRE) – SOLOWIN HOLDINGS (NASDAQ: SWIN) (“Solowin” or the “Company”), a leading financial services firm providing comprehensive solutions across traditional and digital assets, today announced that its class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”) will commence trading under the new ticker symbol “AXG” on The Nasdaq Stock Market LLC (“Nasdaq”), effective at the market open on Friday, October 10, 2025. Until that date, the Company’s Class A Ordinary Shares will continue to trade under the current ticker symbol “SWIN.”

The new “AXG” ticker symbolizes Solowin’s definitive transformation. The Company is now strategically centered on the Web3 business through the acquisition of AlloyX Limited (“AlloyX”) and the development of AX Coin. This focus positions the Company at the forefront of building critical infrastructure for asset tokenization and global digital payments, fundamentally reshaping the Company’s business model. The following milestones demonstrate the Company’s commitment to this direction:

●	Strategic Acquisition of AlloyX Limited: In September 2025, Solowin completed the acquisition of AlloyX, a financial technology leader in digital asset infrastructure. This merger combines Solowin’s traditional finance strengths with AlloyX’s technological innovation, establishing a compliant ecosystem that bridges the traditional finance (TradFi) and the crypto economies. AlloyX’s core technology, including institutional-grade tokenization platforms and secure fiat-to-stablecoin solutions, now forms the foundation of Solowin’s Web3 strategy.

●	AX Coin Stablecoin Infrastructure: Solowin restructured AX Coin HK Limited, positioning it as a cornerstone of its strategic vision. Stablecoin is being developed as a next-generation payment instrument designed to support global commerce and settlement. Built on a unified, multi-audit security framework with global coverage, AX Coin aims to enhance cross-border payment efficiency and promote a compliant, transparent ecosystem. This global framework ensures operational consistency while providing robust security and trust for all users.

●	Ferion RWA Platform: Besides Solomon VA+, Solowin also launched Ferion, an independently developed real-world asset (RWA) platform providing end-to-end digital asset solutions, from tokenization, blockchain-based issuance to compliance management and ongoing lifecycle administration.

Meanwhile, Solowin continues to expand into new fintech frontiers. Its wholly-owned subsidiary, Solomon JFZ (Asia) Holding Limited (“Solomon”), holds a full suite of upgraded crypto licenses from the Hong Kong Securities & Futures Commission (SFC). As one of the first participating dealers in Hong Kong’s spot BTC/ETH ETFs, Solomon has seen substantial growth in client virtual asset holdings. It has also launched Asia’s first RWA fund and received approval to distribute private tokenized fund products.

Peter Lok, CEO of Solowin, commented: “AXG embodies our new vision and strategic direction. The global stablecoin market has already reached issuance volumes in hundreds of billions of dollars, and compliant, infrastructure-driven solutions will be central to the next era of digital finance. Through deliberate strategic initiatives and acquisitions, we are building a bridge between traditional finance and the crypto world, fundamentally reshaping our business structure and capabilities. We believe this foundation positions Solowin to capture opportunities in the next wave of fintech innovation.”

AlloyX also plans to launch a USD 100 million ecosystem fund -- AX Venture -- dedicated to accelerating innovation across the digital asset landscape. AX Venture will focus on advancing stablecoin infrastructure, tokenization technology, and RWA liquidity.

Commenting on the initiative, Dr. Thomas Zhu, Co-Founder & CEO of AlloyX, stated, “Our goal is to support projects that create strong synergies with AlloyX while reinforcing the foundation and adoption of programmable money and digital asset super-apps in the emerging Web3 era.”

No action is required from existing shareholders in connection with the ticker change, and the Company’s CUSIP number will remain unchanged.

About SOLOWIN HOLDINGS

SOLOWIN HOLDINGS (NASDAQ: SWIN) is a leading global financial services firm operating in both traditional and Web3 industries. Founded in 2016, it has established a unique, full-spectrum ecosystem that bridges traditional and decentralized finance. Leveraging its Hong Kong Securities and Futures Commission (SFC) licensed subsidiaries with full digital asset capabilities, the Company operates a robust Web3 Infrastructure division. Through its self-developed, vertically integrated, enterprise-grade platform, Solowin delivers compliant traditional finance (TradFi), real-world asset (RWA) tokenization, and global digital payment solutions—solidifying its role as a key player in reshaping global finance through a seamless Web3-to-TradFi ecosystem.

For more information, visit the Company’s website at https://solowin.io or investor relations webpage at https://ir.solowin.io.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. The Company has attempted to identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations that arise after the date hereof, except as may be required by law. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including the “Risk Factors” section of the Company’s most recent Annual Report on Form 20-F as well as in its other reports filed or furnished from time to time with the SEC. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC, which are available for review at www.sec.gov.

For investor and media inquiries please contact:

SOLOWIN HOLDINGS

Investor Relations Department
Email: ir@solomonwin.com.hk

Ascent Investor Relations LLC

Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com